U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for January 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures:
SASOL ANNOUNCEMENT REGARDING AN ELECTION RIGHT BEING GRANTED TO
SOLBE1 SHAREHOLDERS AND THE SOLBE1 BONUS AWARD – DECLARATION AND
FINALISATION ANNOUNCEMENT

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol”)
SASOL ANNOUNCEMENT REGARDING AN ELECTION RIGHT BEING GRANTED TO SOLBE1
SHAREHOLDERS AND THE SOLBE1 BONUS AWARD – DECLARATION AND FINALISATION
ANNOUNCEMENT
1.
Introduction
On Friday, 17 November 2017, Sasol shareholders approved, inter alia, the
Sasol Khanyisa transaction which included changes to the rights attaching to SOLBE1 Shares to enable a right of election, more fully detailed in paragraph 2.1 (the “Election Right”), to be given to the holders of SOLBE1
Shares whose names appear on the securities register on an appropriate record date to be determined by Sasol. This date has been determined as
Friday, 9 February 2018 (the “Record Date”). Further details regarding the
Election Right are contained in the circular published to Sasol shareholders on 18 October 2017, a copy of which can be viewed at
http://www.sasol.com/sites/sasol/files/content/files/Sasol%20Limited%20Cir
cular_Web%20FINAL_0.PDF
.
2.
Election Right and SOLBE1 Bonus Award
2.1.
The Election Right, if exercised (the “Election”), will result in those SOLBE1 Shares in respect of which such right is exercised, not automatically re-designating as SOL Shares on 5 April 2018 (being the earlier re-designation date determined by the Sasol board and communicated on SENS on 17 November 2017), but remaining as SOLBE1
Shares. Additionally, if the Election Right is exercised, the SOLBE1 shareholder in question will receive, on 1 June 2018, a bonus award in the form of
a capitalisation issue,
of one SOLBE1 Share for every
four SOLBE1 Shares held on the Record Date. In accordance with a ruling granted by the JSE, fractional entitlements to SOLBE1 Shares will be rounded up to achieve the issue of whole numbers of SOLBE1
Shares.

2.2.
All SOLBE1 Shareholders registered on the securities register on the
Record Date will receive the document containing the Election Right and details of how to exercise the Election Right, which will be distributed to SOLBE1 Shareholders on or about 16 February 2018.
3.
Last Day to Trade (including off-market transactions) in order to be eligible for the Election Right
In order to be eligible for the Election Right, the last day to transact
(whether on or off-market) in SOLBE1 Shares so as to be on the securities register on the Record Date, being Friday, 9 February 2018, is Tuesday, 6
February 2018 (the “Last Day to Trade”).
4.
Transactions (including acquisitions, disposals and transfers) in SOLBE1
Shares after the Last Day to Trade
From Wednesday, 7 February 2018 (and even after the Record Date) –
4.1
any person who acquires or takes transfer of SOLBE1 Shares will not be entitled to the Election Right in respect of those SOLBE1 Shares;
and
4.2
any SOLBE1 shareholder who disposes of or transfers SOLBE1 Shares will not be entitled to exercise the Election Right at all, even in respect of any remaining SOLBE1 Shares held by that shareholder on Friday,
9 February 2018 and even if that SOLBE1 shareholder receives the document containing the Election Right.
5.
Some salient terms and conditions of the Election Right
5.1.
To be valid the Election Right can only be exercised in respect of a shareholder’s entire holding of SOLBE1 Shares on the Record Date and will be irrevocable once made; and
5.2.
SOLBE1 shareholders who exercise the Election Right will be unable to trade in the applicable SOLBE1 Shares from the date on which the
Election is received by Computershare Nominees Proprietary Limited or such shareholder’s CSDP or broker, as applicable, until 5 April 2018.
On this date, the SOLBE1 Shares, held by those SOLBE1 Shareholders who did not exercise the Election Right, will re-designate to SOL
Shares. If you trade your existing SOLBE1 Shares after dispatching the Election Form to Computershare, your CSDP or broker, your Election will be treated as invalid. Your Election, even if you do not trade after dispatching the Election Form, will only take effect once received by Computershare, your CSDP or broker, but continues to be irrevocable until received.
5.3. The SOLBE1 bonus award shares have not been and will not be registered with the United States Securities and Exchange Commission under the
US Securities Act of 1933, as amended, or any securities laws of any state of the United States and may not be offered or sold in the
United States absent an exemption from registration requirements.
5.4. If you are in the United States at the time you exercise the Election, you must complete and return a U.S. representation letter to
Computershare, or if Computershare is not your CSDP, to your CSDP or broker. You can ask Sasol to provide you with this representation letter.
6.
Important dates
Last Day to Trade (the last day on
which a SOLBE1 shareholder can
transact (whether on or off-market)
in SOLBE1 Shares in order to be on
the securities register on the
Record Date and therefore to qualify
for the Election Right)
Tuesday, 6 February 2018
The date from which the SOLBE1 Shares
trade ex the Election Right
Wednesday, 7 February 2018
A SOLBE1 shareholder who holds
his/her/its shares in uncertificated
form may not have such shares
rematerialised,
and a SOLBE1
shareholder who holds his/her/its
SOLBE1 Shares in certificated form
may not have such shares
dematerialised, during this period
Period from Wednesday, 7 February to
Friday, 9 February 2018
Any person who acquires or takes
transfer of SOLBE1 Shares will not
be entitled to the Election Right in
respect of those SOLBE1 Shares

Period from Wednesday, 7 February to
Friday, 9 February 2018

If a SOLBE1 shareholder disposes of
or transfers any or all of
his/her/its SOLBE1 Shares during
this period, he/she/it will not be
entitled to exercise the Election
Right, even for those SOLBE1 Shares
which he/she/it has not disposed of
or transferred and even if that
SOLBE1 shareholder receives the
document containing the Election
Right
Record Date (the date on which a
SOLBE1 shareholder’s name will have
been entered in the securities
register as regards any acquisitions
Friday, 9 February 2018

of SOLBE1 Shares made on or before
the Last Day to Trade)
Any person who acquires or takes
transfer of SOLBE1 Shares will not
be entitled to the Election Right in
respect of those SOLBE1 Shares

Period after Friday, 9 February 2018

Any SOLBE1 Shareholder who/which
disposes during this period of
SOLBE1 Shares, which qualified for
the Election Right, will not be
entitled to exercise the Election
Right at all, even in respect of that
shareholder’s remaining SOLBE1
Shares which qualified for the
Election Right
The date from which the Election
Right may be exercised
21 February 2018
The final date and time by which the
Election must be received by
Computershare or your CSDP/broker
12h00 on Thursday, 22 March 2018
SOLBE1 shareholders who exercise the
Election Right will be unable to
trade in the applicable SOLBE1
Shares during this period
Period from date on which election
document received by Computershare
Nominees Proprietary Limited, CSDP
or broker until 5 April 2018
Document regarding the Election
Right dispatched to SOLBE1
shareholders registered on the
Record Date
Friday, 16 February 2018 for
documents dispatched by post and
Wednesday, 21
February 2018 for
documents dispatched electronically
29 January 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc

US Legal Advisors
Shearman & Sterling

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant, Sasol Limited, has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.

Date: 29 January, 2018
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary